Exhibit 99.1

Boqii Holding Limited Receives NYSE Non-Compliance Letter Regarding Market Capitalization and Stockholders’ Equity

Shanghai, China – April 13, 2022 – Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced that it has received a letter dated April 5, 2022 (the “Letter”) from the New York Stock Exchange (the “NYSE”), notifying the Company that its total market capitalization and stockholders’ equity are below the NYSE compliance criteria.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of April 4, 2022, the Company’s 30 trading-day average market capitalization was approximately US$48 million and its last reported stockholders’ equity as of December 31, 2021 was approximately US$32.2 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual, and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee (the “Committee”) of the NYSE.

The Committee will either accept the plan, at which time the Company will be subject to quarterly monitoring for compliance with this business plan, or the Committee will not accept the business plan and the Company will be subject to suspension by the NYSE and delisting by the United States Securities and Exchange Commission (the “SEC”).

The Letter from the NYSE has no immediate impact on the listing of the Company's ADSs, which will continue to trade on the NYSE. Notwithstanding the foregoing, the NYSE may promptly initiate suspension and delisting procedures with respect to a company that is determined to have average global market capitalization over a consecutive 30 trading-day period of less than $15 million.

To address this issue, the Company intends to comply with the applicable procedures and is considering its options to regain compliance.

Please also refer to the Company's announcement made on January 29, 2022, Boqii Holding Limited Receives NYSE Non-Compliance Letter Regarding ADS Trading Price.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For more information, please visit: http://ir.boqii.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Group Limited
Tel: +852-2857-7101
Email: ir@dlkadvisory.com